                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                        TO
                              ------------------------  ------------

COMMISSION FILE NUMBER 1-3385


                               H. J. HEINZ COMPANY
                              EMPLOYEES RETIREMENT
                                AND SAVINGS PLAN
                                 (Title of Plan)


                               H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)


                  1 PPG Place, Suite 3100 PITTSBURGH, PA 15222
          (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements, schedules and reports are attached hereto:

1.   Report of Independent Registered Public Accounting Firm

2. Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007

4.   Notes to Financial Statements

5.   Supplemental Schedules:

          Form 5500, Schedule H, Part IV, Line 4a Delinquent Participant Contributions for the Year Ended December 31, 2007

          Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held At End of Year) as of December 31, 2007

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Independent Registered Public Accounting Firm dated May 12, 2008 is filed herein.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

                                                   H. J. HEINZ COMPANY EMPLOYEES
                                                     RETIREMENT AND SAVINGS PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                          By: /s/ Randolph W. Keuch
                                              ..................................
                                                  Randolph W. Keuch
                                                  Vice President, Total Rewards



May 9, 2008

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and the
H. J. Heinz Company Employee
Benefits Administration Board:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company Employees Retirement and Savings Plan (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
May 12, 2008

                               H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS





                                                                               December 31,
                                                                    ---------------------------------
                                                                        2007                 2006
                                                                    ------------          -----------
Assets:

     Investment in Master Trust, at fair value (Notes 4 and 7)      $493,658.489        $454,447,980

     Cash equivalents                                                    322,734             163,933

     Participant loans receivable (Note 1)                             2,827,979              96,402

     ESOP dividends receivable                                           718,512             705,098

     Interest receivable on cash equivalents                                 855               2,628

     Contributions receivable:
         Employee                                                      1,052,654           1,065,811
         Employer                                                      1,047,508           1,020,844
                                                                    ------------        ------------
            Total contributions receivable                             2,100,162           2,086,655
                                                                    ------------        ------------

                                                                    ------------        ------------
            Total Assets                                             499,628,731        $457,502,696
                                                                    ------------        ------------


Liabilities:

     Accrued administrative expenses                                     147,928             136,262
                                                                    ------------        ------------

            Total Liabilities                                            147,928             136,262
                                                                    ------------        ------------

Net Assets Available for Benefits                                   $499,480,803        $457,366,434
                                                                    ============        ============

    The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 2007



Net change in Investment in
     Master Trust (Note 7)                                $36,958,643

Contributions:
     Participant contributions                             18,773,706
     Employer contributions, net                           17,877,051
                                                        -------------
            Increase in Plan assets                        73,609,400
                                                        -------------

Deductions:
     Withdrawals and Distributions                         38,604,891
     Administrative expenses                                  737,778
                                                        -------------
            Decrease in Plan assets                        39,342,669
                                                        -------------

Transfers from other plans (Note 8)                         8,343,637

Transfer to other plan (Note 8)                              (495,999)

Net increase in net assets
     available for benefits for the year                   42,114,369

Net assets available for benefits at
     the beginning of the year                            457,366,434

Net assets available for benefits at                    -------------
     the end of the year                                 $499,480,803
                                                        =============

    The accompanying notes are an integral part of the financial statements.

                         H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements


(1) PLAN DESCRIPTION:

     The following description of the H. J. Heinz Company ("Company") Employees Retirement and Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


           General

     The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of its affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board") upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Company. The members of the Committee are not compensated for serving on the Committee.

     Mellon Bank, N.A. is trustee ("Trustee") of the Plan.

          Eligibility

     Regular full time employees are eligible to participate in the Plan beginning with their employment commencement date. Part-time or temporary employees are eligible to participate on the first day of the month following a probationary period in which 1,000 or more hours of service are performed.

          Investment Risks

     The plan provides for various investment options as described in Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


           Contributions

     Participant contributions to the Plan may be either tax-deferred or after-tax. The total of a participant's tax-deferred and after-tax contributions may not exceed 20% of their compensation. Each participant may make contributions into one or more of the investment funds as described in Note 4, in whole percentages, of not less than 1% of their compensation.

     Tax-deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code of 1986, as amended (the "Code") rules. Tax-deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $15,500 ($20,500 if over age 50) in 2007 and $15,000 ($20,000 if over age 50) in
     2006. The Committee gives participants affected by these limitations timely notification.

     During 2007, the Company discontinued offering the performance based incentive match and increased the regular matching contribution from $.50 to $.55 on behalf of each participating employee for each dollar of tax-deferred employee contribution up to 5% of the employee's eligible earnings ("Matching Contribution"). The Company's Matching Contribution may be made in cash or shares of the Company's common stock, at the Company's discretion. During 2007, the Company contributed cash which the Trustee used to purchase Company stock.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


           Contributions (continued)

     Additionally, the Company makes monthly, age-related contributions to the Company Contribution Account ("CCA") of participating employees. Employees direct the investment of such contributions into one or more of the investment funds as described in Note 4. For employees hired on or after May 1, 2004 and credited with at least one year of service, these contributions range from 3% of eligible earnings for participants less than 30 years old to 9% for those 60 and over. For employees hired prior to May 1, 2004, the age-related contributions range from 1.5% for participants who are less than 30 years old to 13% for participants 60 and over.

     A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are transferred from other retirement plans are held in a separate rollover account.

           Participant Accounts

     Each participant's account is credited with the participant's contributions, the Company's matching and age-related contributions, and Plan earnings. Company contributions are based on participants' eligible earnings while each participant's investment earnings are determined by the results of the underlying investments selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

     The value of a participant's tax-deferred account, after-tax account, and rollover account, is fully vested at all times.

     In general, participants' matching accounts vest after three years of service. Beginning in 2007, participants' CCA accounts vest after three years of service; prior to that it was five years. However, regardless of a participant's years of service, the CCA and matching account vest upon retirement, attainment of age 65, total and permanent disability, death or discharge without cause.

           Withdrawals and Distributions

     A participant or the beneficiary of a deceased participant may elect to withdraw up to 100% of their after-tax or rollover account.

     A participant's matching account will be available for withdrawal if the participant:

          (a)  has at least 5 years of continuous membership in the Plan, or

          (b)  has attained age 59 1/2.

     A participant may not withdraw any amount from their tax-deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

     A participant may not withdraw any amount from their CCA during active employment before age 70 1/2.

     A participant who qualifies for a hardship withdrawal and withdraws from their tax-deferred account is suspended from making contributions to the Plan for six months. Under present Internal Revenue Service ("IRS") rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing or death of a family member.

     A participant, upon termination of service, may either receive a lump-sum payment of their account balance or transfer their account balance to the trustee or custodian of another eligible retirement plan. Upon retirement, a participant may transfer their account balance to the Employees' Retirement System to purchase an annuity.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

           Loans

     Effective January 1, 2007, the Plan was amended to allow participants to borrow from their accounts. The minimum loan is $1,000 and the maximum is the lesser of $50,000 or 50% of the vested value of their account. Participants are charged a $50 loan processing fee. The interest rate is set based on the prime rate in effect on the last day of the month before the loan is issued plus 1%. Participant loans established under the Plan before January 1, 2007 continue to be administered in accordance with the rules in effect when they were issued. The Plan also administers participant loans of plans that were merged into the Plan. The interest rates for all outstanding loans for the year ended December 31, 2007 ranged from 5.25% to 9.25% and 5.0% to 8.5% in 2006.

     Outstanding loans, which are secured by the participants' interest in the Plan, are repaid through payroll deductions, subject to rules permitting prepayment. Repayments of the principal of a participant's loan are allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.

     In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59 1/2.

           Cash Equivalents

     Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

           Termination

     The term of the Plan is indefinite, subject to termination at any time by the Board. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.


           Administrative Expenses

     The Trustee may pay expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust unless paid by the Company. Expenses are paid from Plan assets up to 15 basis points of the net asset value during the plan year. In addition, the Company uses the interest on the temporary investment funds ("TIF") maintained for liquidity to pay Plan expenses. The Company pays any Plan expenses in excess of the the basis points accrual and the TIF interest. For the year ended December 31, 2007, Plan expenses were $737,778. Expenses are allocated to each investment fund based on the fund's proportion of the total asset value of the Plan. The expense accrual is calculated daily, and Plan expenses are then paid from the available expense accrual.

     The Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The Plan was charged $17,886 for the year ended December 31, 2007. No amount was owed to the Company as of December 31, 2007.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)



(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Investment Valuation

     Investments in the Master Trust are valued as follows:

     The value of the shares in a mutual fund is based on the active market value of the underlying securities in the fund on the last business day of the year.

     Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

     Temporary investments in short-term investment funds are valued at cost, which approximates market value.

     Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Company stock dividends are recorded when paid because participants may elect to receive their dividends directly instead of reinvesting them. Mutual fund dividend income is recorded on the record date. Interest is recorded as earned.

          Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

           Other

     The accompanying financial statements are presented on the accrual basis of accounting.

     Benefits are recorded when paid.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the net change in investment in master trust on the statement of changes in net assets. Also included in the net change in investment in master trust are dividends and interest earned for the year and the net of new participant loans issued and loan repayments, including interest.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(3) FEDERAL INCOME TAXES:

     The IRS has made a determination that the Plan is a qualified plan under
     Section 401(a) of the Code. Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

     The IRS has determined and informed the Company by letter dated August 1, 2002 that the Plan is designed in accordance with applicable sections of the Code. The Plan was amended and restated effective January 1, 2007 to incorporate amendments relating to the Pension Protection Act of 2006 and certain other changes. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements. The Company has recently submitted the plan to the IRS for review.

     Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(4) INVESTMENT PROGRAMS:

     Mellon Bank N.A. is the Trustee for all of the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the investment funds selected by the Committee. The current offering includes eight Vanguard funds, three Fidelity funds and four other funds in addition to the H.J. Heinz Company Stock Fund
     (ESOP). See Note 7 for the investment options offered. In addition, the Plan holds TIF, sponsored by the Trustee, for liquidity.


(5) FORFEITURES:

     Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are used to reduce company contributions. Forfeitures were $771,099 for the year ended December 31, 2007.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(6) NONPARTICIPANT-DIRECTED INVESTMENTS:

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                              December 31,    December 31,
                                                                  2007           2006
                                                              ------------    ------------
      Assets:
           Investment in Master Trust -
           H.J. Heinz Company common stock                     $1,414,567       $1,320,059
           Dividends receivable                                    11,272           10,040
           Employer contributions receivable                        2,966            2,946
                                                               ----------       ----------
     Net assets                                                $1,428,805       $1,333,045
                                                               ==========       ==========


                                                                     Year Ended
                                                                  December 31, 2007
                                                                  -----------------

              Employer contributions                                $  1,008,308
              Dividends                                                   48,978
              Net appreciation                                            45,385
              Transfers to participant-directed investments           (1,004,822)
              Administrative expenses                                     (2,089)
                                                                    ------------
              Change in net assets                                  $     95,760
                                                                    ============

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(7) MASTER TRUST:

       The Company has a Master Trust arrangement with the Trustee. The Trustee maintains separate accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole.

       The following tables present the Master Trust information for the Plan.

                                                            December 31, 2007
                                -------------------------------------------------------------------------
                                                                                            Retirement &
                                                                                            Savings Plan
                                Fair Value of      Investment Income                       Percentage of
                                Investment of   ----------------------    Net Change in   Interest in the
                                 Master Trust    Dividends    Interest   The Fair Value     Master Trust
                                -------------   -----------   --------   --------------   ---------------
     H.J. Heinz Co. ESOP         $ 90,165,511   $ 2,879,647   $113,102    $ 4,729,216          100.0%

    H.J. Heinz Co. Stock           15,587,642       463,003      7,796        993,505             --

  Managed Income Portfolio         22,663,097     1,015,812         --      1,015,812          95.99%

Retirement Govt. Money Market      89,198,021     4,034,555         --      4,034,555          74.22%

   Intermediate Bond Fund          17,539,052       844,676         --        659,086          90.56%

Fixed Income Securities Fund       15,332,532       871,023         --        565,801          92.54%

       Wellington Fund             40,491,058     1,321,463         --      3,229,972          92.15%

       Windsor II Fund             53,606,014     1,299,992         --      1,335,744          94.24%

  Institutional Index Fund         54,076,261     1,042,093         --      2,900,547          91.35%

        Explorer Fund              17,954,400       105,332         --        987,725          91.49%

  International Growth Fund        30,543,003       636,991         --      4,103,642          94.56%

 Lord Abbett Small Cap Value       16,045,471        66,097         --      1,540,222          91.65%

    Small Cap Index Fund            4,047,049        55,763         --        (11,969)         90.93%

  Harbor International Fund        18,471,623       260,193         --      3,051,784          92.11%

Developed Markets Index Fund        6,422,535       183,782         --        539,030          90.79%

   Oppenheimer Developing          28,919,305       232,930         --      6,871,107          87.32%

   Growth Fund of America          39,033,042       485,110         --      3,705,527          93.36%
                                 ------------   -----------   --------    -----------
     Total Master Trust          $560,095,616   $15,798,462   $120,898    $40,251,306          88.14%
                                 ============   ===========   ========    ===========

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(7) MASTER TRUST:  (CONTINUED)

                                                                               December 31,  2006
                                            ---------------------------------------------------------------------------------------
                                                                     Investment Income                              Retirement &
                                                                                                                    Savings Plan
                                            Fair Value of                                           Net             Percentage of
                                            Investment of                                        Change in         Interest in the
                                             Master Trust        Dividends      Interest      The Fair Value        Master Trust
                                            ---------------    --------------  -----------   ----------------    ------------------
          H.J. Heinz Co. ESOP                  $92,707,628        $2,833,482           --        $27,347,138               100.0%

          H.J. Heinz Co. Stock                  14,004,720           385,132           --          3,800,776                    -

        Managed Income Portfolio                25,945,269         1,048,786           --          1,048,786               96.59%

     Retirement Gov't Money Market              78,282,250         3,551,755           --          3,551,755               71.48%

         Intermediate Bond Fund                 15,735,597           688,171           --            649,907               91.37%

      Fixed Income Securities Fund              14,759,787           917,635           --            351,303               91.27%

            Wellington Fund                     38,524,509         1,165,020           --          5,175,548               92.51%

            Windsor II Fund                     52,959,809         1,195,605           --          8,510,668               94.07%

        Institutional Index Fund                53,057,229           940,968           --          7,548,379               90.97%

             Explorer Fund                      18,486,548           106,224           --          1,636,381               90.80%

       International Growth Fund                25,396,481           551,551           --          5,473,479               94.79%

      Lord Abbett Small Cap Value               12,990,279                 -           --          1,751,836               92.97%

          Small Cap Index Fund                   3,515,796            40,912           --            406,116               90.80%

       Harbor International Fund                12,429,878           276,294           --          2,462,717               92.01%

      Developed Markets Index Fund               4,228,797            98,111           --            786,588               90.01%

         Oppenheimer Developing                 20,422,944         1,862,214           --          3,659,590               87.78%

         Growth Fund of America                 32,181,844           342,550           --          3,126,361               92.78%
                                            ---------------    --------------  -----------   ----------------
           Total Master Trust                 $515,629,365       $16,004,410           --        $77,287,328               88.13%
                                            ===============    ==============  ===========   ================

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(8)  PLAN AMENDMENTS, ACQUISITIONS AND OTHER:

     During 2007, the Board approved the merger of the participant balances of salaried employees of the Appetizers And, Inc. Profit Sharing and Savings Plan ("AAI Plan") and the Kabobs, Inc. 401(k) Profit Sharing Plan ("Kabobs Plan") into the Plan. Approximately $7.1 million of assets, including $126,447 of participant loans and $1.3 million of assets, including $15,848 of participant loans was transferred into the Plan from the AAI and Kabobs Plans, respectively. Also during 2007, approximately $0.5 million of assets representing account balances of former employees of the European seafood business which was sold in 2006 were transferred to the newly established John West Foods, Ltd. 401(k) Retirement and Savings Plan (John West Plan). The affected individuals continued to participate in the Plan after the sale of the European seafood business as part of a transition services agreement until the John West Plan was established.

(9)  RELATED PARTY TRANSACTIONS:

     The Plan holds a total of $2,446,810 of TIF which is managed by Mellon Bank N.A., the trustee of the Plan as of December 31, 2007 and for the year then ended. The ESOP holds $2,124,076 for liquidity. The remainder is maintained to pay expenses. Therefore, these transactions qualify as party-in-interest transactions.

     Certain Plan investments are publicly traded common stock of H.J. Heinz Company, the Plan Sponsor. The Plan purchased 171,499 shares of Company stock at a cost of $7,975,517 and sold 270,769 shares of Company stock for $12,471,768 during Plan year 2007. The Plan received $2,879,647 in dividends during the year.

(10) NONEXEMPT PARTY-IN-INTEREST TRANSACTION:

     The Company remitted the February 2007 AAI Plan participant contributions of $51,488 to the trustee on April 4, 2007, which exceeded the time period required under Department of Labor regulation 2510.3-102. The Company filed form 5330 with the IRS and paid the required excise tax on the transaction for 2007. In addition, the Company deposited into affected participants' accounts the amount of income that would have been earned had the contributions been remitted on a timely basis.

(11) NEW ACCOUNTING PRONOUNCEMENTS:

     In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS 157, as it relates to financial assets and liabilities, is effective for the Company beginning January 1, 2008.

     In February 2008, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"), which permits a one-year deferral of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

     The Company will adopt SFAS 157 and FSP FAS 157-2 effective January 1, 2008. Accordingly, the provisions of SFAS 157 will not be applied to nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. The Company is currently analyzing the impact of SFAS 157 on the Plan's financial statements.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                            EIN: 25-0542520 PLAN 009
     SCHEDULE H, LINE 4A -- SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

Participant Contribution    Contributions         Contributions       Contributions Pending      Total Fully Corrected
Transferred Late to Plan   Not Corrected *   Corrected Outside VFCP     Correction in VFCP    Under VFCP and PTE 2002-51
------------------------   ---------------   ----------------------   ---------------------   --------------------------
         $55,557               $55,557                 --                       --                        --

* Contributions were transmitted to the trustee one month after the DOL required deposit date, but the interest on the delinquent contributions was not credited to the affected participants' accounts until 4/17/2008

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                           EIN: 25 - 0542520 PLAN 009
     SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2007


                                                (c) Description of investment including
           (b) Identity of issue, borrower,           maturity date, rate of interest,                              (e) Current
  (a)          lessor, or similar party              collateral, par or maturity value          (d) Cost               Value
-------    --------------------------------     -----------------------------------------  -------------------    ----------------

   *              H. J. Heinz Company           Master Trust                                               --          $493,658,489

   *              Mellon Bank, N.A.             EB Temporary Investment Fund                         $322,734               322,734

   *              Participant Loans             Participant Loans                                           --            2,827,979
                                                Interest Rates, 5.25% - 9.25%

* Denotes a party-in-interest, for which a statutory exemption exists.

                                  EXHIBIT INDEX

     Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.


     23. The consent of Independent Registered Public Accounting Firm dated May 12, 2008 is filed herein.